SEC FILE NUMBER
1-5767

CUSIP NUMBER
172737108

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	November 30, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Circuit City Stores, Inc.

Full Name of Registrant

Former Name if Applicable

9950 Mayland Drive

Address of Principal Executive Office (Street and Number)

Richmond, VA 23233

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant is not in a position to file its quarterly report on Form 10-Q for the quarter ended November 30, 2008, in a timely manner, as described below.  On November 10, 2008, the registrant and each of its wholly-owned United States and Puerto Rican subsidiaries filed voluntary petitions for reorganization relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Eastern District of Virginia.  Also, on November 10, 2008, InterTAN Canada Ltd., the Company’s Canadian operating subsidiary, received creditor protection from the Ontario Superior Court of Justice under the Companies’ Creditors Arrangement Act (Canada).  The Chapter 11 proceedings created obligations to file monthly operating reports with the Bankruptcy Court.  In addition, the Chapter 11 proceedings have resulted in significant changes in financial reporting and disclosure requirements.  As a result of the effort required to address and analyze these issues, the registrant has not completed the financial statements and other disclosures for the Form 10-Q at this time.  While it is working to address and analyze these issues, the registrant cannot make any assurance as to when it will complete and file the Form 10-Q.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Michelle O. Mosier	(804)	486-4000
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☑ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant anticipates that there will be a significant change in results of operations for the three months and nine months ended November 30, 2008, as compared to the same periods ended November 30, 2007.  The registrant anticipates specifically that the results will reflect an operating loss and a net loss for each of the three months and nine months that, in each case, could be significantly greater than in the prior year periods due primarily to certain asset impairment charges that the registrant is required to recognize under generally accepted accounting principles in connection with the registrant’s Chapter 11 proceedings and the closing of 155 domestic segment stores; a substantial decline in sales; and professional fees and costs related to the Chapter 11 proceedings.  Because of the on-going work associated with the Chapter 11 proceedings, the registrant is currently unable to provide a reasonable estimate of its results of operations for the three months and nine months ended November 30, 2008.

Circuit City Stores, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	January 9, 2009	By:	/s/ Michelle O. Mosier
Michelle O. Mosier
Vice President and Controller